CUSIP No. 936750108                  13D/A
Page 1 of 10 Pages



SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
----------------

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a) Under the Securities Exchange Act of 1934


(AMENDMENT No. 28)


WARWICK VALLEY TELEPHONE COMPANY
-----------------------------------------------------------
(Name of Issuer)


COMMON STOCK, PAR VALUE $0.01 PER SHARE
-----------------------------------------------------------
(Title of Class of Securities)


936750108
-----------------------------------------------------------
(CUSIP Number)


SANTA MONICA PARTNERS, L.P.
1865 Palmer Avenue
Larchmont, NY  10538
914-833-0875
-----------------------------------------------------------
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 2, 2007
-----------------------------------------------------------
(Date of Event that Requires Filing of This Statement)
























CUSIP No. 936750108                  13D/A
Page 2 of 10 Pages

___________________________________________________________

1	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
		SANTA MONICA PARTNERS, L.P.
		13-3100474
_______________________________________________________

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)  [ ]
		(b)  [X]
___________________________________________________________

3	SEC USE ONLY
___________________________________________________________

4	SOURCE OF FUNDS
		WC
___________________________________________________________

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
___________________________________________________________

6	CITIZENSHIP OR PLACE OF ORGANIZATION
		NEW YORK
___________________________________________________________

			7	SOLE VOTING POWER
NUMBER OF		114,689
SHARES		--------------------------------------
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH REPORTING	--------------------------------------
PERSON WITH	9	SOLE DISPOSITIVE POWER
				114,689
			--------------------------------------
			10	SHARED DISPOSITIVE POWER
				0
_____________________________________________________________

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	PERSON
		114,689
______________________________________________________________

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES 		[X]
___________________________________________________________

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		2.1%
___________________________________________________________

14	TYPE OF REPORTING PERSON
		PN

Filing by Santa Monica Partners, L.P. of this statement shall not be construed as an admission that such entity is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any other securities covered by this statement.



CUSIP No. 936750108                  13D/A
Page 3 of 10 Pages

___________________________________________________________

1	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
		SANTA MONICA PARTNERS OPPORTUNITY FUND, L.P.
		56-2393841
_______________________________________________________

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)  [ ]
		(b)  [X]
___________________________________________________________

3	SEC USE ONLY
___________________________________________________________

4	SOURCE OF FUNDS
		WC
___________________________________________________________

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
___________________________________________________________

6	CITIZENSHIP OR PLACE OF ORGANIZATION
		NEW YORK
___________________________________________________________

			7	SOLE VOTING POWER
NUMBER OF		5000
SHARES		--------------------------------------
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH REPORTING	--------------------------------------
PERSON WITH	9	SOLE DISPOSITIVE POWER
				5000
			--------------------------------------
			10	SHARED DISPOSITIVE POWER
				0
_____________________________________________________________

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	PERSON
		5000
______________________________________________________________

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES 		[X]
___________________________________________________________

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		0.1%
___________________________________________________________

14	TYPE OF REPORTING PERSON
		PN

Filing by Santa Monica Partners Opportunity Fund, L.P. of this statement shall not be construed as an admission that such entity is, for purposes of Section 13(d) of the Securities
Exchange Act of 1934, the beneficial owner of any other securities covered by this statement.



CUSIP No. 936750108                  13D/A
Page 4 of 10 Pages

___________________________________________________________

1	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
		SANTA MONICA PARTNERS II, L.P.
		48-1289758
_______________________________________________________

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)  [ ]
		(b)  [X]
___________________________________________________________

3	SEC USE ONLY
___________________________________________________________

4	SOURCE OF FUNDS
		WC
___________________________________________________________

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
___________________________________________________________

6	CITIZENSHIP OR PLACE OF ORGANIZATION
		NEW YORK
___________________________________________________________

			7	SOLE VOTING POWER
NUMBER OF		1000
SHARES		--------------------------------------
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH REPORTING	--------------------------------------
PERSON WITH	9	SOLE DISPOSITIVE POWER
				1000
			--------------------------------------
			10	SHARED DISPOSITIVE POWER
				0
_____________________________________________________________

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	PERSON
		1000
______________________________________________________________

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES 		[X]
___________________________________________________________

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		0.0%
___________________________________________________________

14	TYPE OF REPORTING PERSON
		PN
__________________________________________________________

Filing by Santa Monica Partners II, L.P. of this statement shall not be construed as an admission that such entity is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any other securities covered by this statement.


CUSIP No. 936750108                  13D/A
Page 5 of 10 Pages


1	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
		SMP ASSET MANAGEMENT LLC
___________________________________________________________

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)  [ ]
		(b)  [X]
___________________________________________________________

3	SEC USE ONLY
___________________________________________________________

4	SOURCE OF FUNDS
		WC (of Santa Monica Partners, L.P.)
______________________________________________________

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
___________________________________________________________

6	CITIZENSHIP OR PLACE OF ORGANIZATION
		DELAWARE
___________________________________________________________

			7	SOLE VOTING POWER
NUMBER OF		114,689
SHARES		--------------------------------------
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH REPORTING	--------------------------------------
PERSON WITH	9	SOLE DISPOSITIVE POWER
				114,689
			--------------------------------------
			10	SHARED DISPOSITIVE POWER
				0
			--------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	PERSON
		114,689
______________________________________________________________

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES
		[X]
_________________________________________________________

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		2.1%
___________________________________________________________

14	TYPE OF REPORTING PERSON
		OO (LLC)
___________________________________________________________

Filing by SMP Asset Management, LLC of this statement shall not be construed as an admission that such entity is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any other securities covered by this statement.


CUSIP No. 936750108                  13D/A
Page 6 of 10 Pages


1	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
		SANTA MONICA PARTNERS ASSET MANAGEMENT LLC
___________________________________________________________

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)  [ ]
		(b)  [X]
___________________________________________________________

3	SEC USE ONLY
___________________________________________________________

4	SOURCE OF FUNDS
WC (of Santa Monica Partners Opportunity Fund, L.P. and
Santa Monica Partners II, L.P.)
______________________________________________________

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
___________________________________________________________

6	CITIZENSHIP OR PLACE OF ORGANIZATION
		DELAWARE
___________________________________________________________

			7	SOLE VOTING POWER
NUMBER OF		6000
SHARES		--------------------------------------
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH REPORTING	--------------------------------------
PERSON WITH	9	SOLE DISPOSITIVE POWER
				6000
			--------------------------------------
			10	SHARED DISPOSITIVE POWER
				0
			--------------------------------------
12	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	PERSON
		6000
______________________________________________________________

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES
		[X]
_________________________________________________________

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		0.0%
___________________________________________________________

14	TYPE OF REPORTING PERSON
		OO (LLC)
___________________________________________________________

Filing by Santa Monica Partners Asset Management, LLC of this statement shall not be construed as an admission that such entity is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any other securities covered by this statement.




CUSIP No. 936750108                  13D/A
Page 7 of 10 Pages

1	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
		LAWRENCE J. GOLDSTEIN
___________________________________________________________

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)  [ ]
		(b)  [X]
___________________________________________________________

3	SEC USE ONLY
___________________________________________________________

4	SOURCE OF FUNDS
	WC (of Santa Monica Partners, L.P.
	and certain client accounts)
___________________________________________________________

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
___________________________________________________________

6	CITIZENSHIP OR PLACE OF ORGANIZATION
		USA
___________________________________________________________

			7	SOLE VOTING POWER
NUMBER OF		120,689
SHARES		--------------------------------------
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH REPORTING	--------------------------------------
PERSON WITH	9	SOLE DISPOSITIVE POWER
				130,889
			--------------------------------------
			10	SHARED DISPOSITIVE POWER
				0
____________________________________________________________

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	PERSON
		130,889
______________________________________________________________

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES 		[X]
___________________________________________________________

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		2.4%
___________________________________________________________

14	TYPE OF REPORTING PERSON
		IN
__________________________________________________________

Filing by Lawrence J. Goldstein of this statement shall not be construed as an admission that such person is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.




CUSIP No. 936750108                  13D/A
Page 8 of 10 Pages


WARWICK VALLEY TELEPHONE COMPANY SCHEDULE 13D/A
(AMENDMENT No. 21)


Item 1.  Security and Issuer.

No Change


Item 2.   Identity and Background.

a) This Statement is being filed by Santa Monica Partners, L.P., a New York limited partnership ("Santa Monica Partners"), Santa Monica Partners Opportunity Fund, L.P. a Delaware limited partnership (?SMPOF?), Santa Monica Partners II, a Delaware limited partnership (?SMPII?), SMP Asset Management LLC, a Delaware limited liability company that acts as the general partner of Santa Monica Partners ("SMP Asset Management"), Santa Monica Partners Asset Management, LLC, a Delaware limited liability company that acts as the general partner of SMPOF and SMPII (?SMPAM?), and Lawrence J. Goldstein, the president and sole owner of SMP Asset Management and SMPAM.

(b)-(c) The principal business of Santa Monica Partners, SMPOF and SMPII is to invest in securities with the objective of preserving principal, building net worth, and achieving long-term capital growth for its investors. The principal business of SMP Asset Management and SMPAM is to provide investment advice to and to manage the business and affairs of Santa Monica Partners, SMPOF and SMPII respectively. Mr. Goldstein's principal occupation is providing investment advice to and supervising the business and affairs of SMP Asset Management, SMPAM, and indirectly, Santa Monica Partners, SMPOF and SMPII. The principal business address of Santa Monica Partners, SMPOF, SMPII, SMP Asset Management, SMPAM, and Mr. Goldstein (collectively, the "Reporting Persons") is 1865 Palmer Avenue, Larchmont, New York 10538.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) Mr. Goldstein is a citizen of the United States of America.


Item 3.  Source and Amount of Funds or Other Consideration.

The source of all funds for purchases of the Shares by Santa Monica Partners, SMPOF and SMPII was the working capital of Santa Monica Partners, SMPOF and SMPII respectively. The source of all funds for purchases by SMP Asset Management, SMPAM and Mr. Goldstein, as President and sole owner of SMP Asset Management and SMPAM, was the working capital of Santa Monica Partners, SMPOF and SMPII respectively. The source of all funds for purchases by


CUSIP No. 936750108                  13D/A
Page 9 of 10 Pages


Mr. Goldstein on behalf of certain client accounts was the working capital of such accounts.

Such working capital may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.


Item 4.  Purpose of Transaction.

On April 2, 2007, Santa Monica Partners, L.P. submitted a letter to the Board of Directors of the ?Issuer?. Such release of April 2, 2007 is annexed hereto as Exhibit 1 and is incorporated by reference.


Item 5.  Interest in Securities of the Issuer.

(a)-(b) As of April 2, 2007: (i) the Reporting Persons owned beneficially, directly or indirectly, an aggregate of 130,889 Shares, or 2.4% of the Shares outstanding; (ii) Santa Monica Partners had sole voting and sole dispositive power over 114,684 Shares; SMPOF had sole voting and sole dispositive power over 5,000 Shares; SMPII had sole voting and sole dispositive power over 1,000 Shares; Lawrence J. Goldstein had sole voting and sole dispositive power over 120,689 Shares and sole dispositive power over 130,889 Shares.

(c) The following is a list of transactions in the Shares made in open market purchases during the past 60 days:

No change

(d) No Change

(e) No Change


Item 6. Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

No Change


Item 7.  Material to be filed as Exhibits.



Exhibit 1:

April 2, 2007 Santa Monica Partners, L.P. submitted a letter to some shareholders of the ?Issuer?.

Exhibit 2:

Agreement of Joint Filing by and among Santa Monica Partners,
L.P., Santa Monica Opportunity Fund, L.P. and Santa Monica
Partners II, L.P., dated April 2, 2007.


CUSIP No. 936750108                  13D/A
Page 10 of 10 Pages


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


SANTA MONICA PARTNERS, L.P.
By: SMP ASSET MANAGEMENT LLC

By: /s/LAWRENCE J.GOLDSTEIN
----------------------------------------
Lawrence J. Goldstein, President


SANTA MONICA PARTNERS OPPORTUNITY FUND, L.P.
SANTA MONICA PARTNERS II, L.P.
By: SANTA MONICA PARTNERS ASSET MANAGEMENT LLC

By: /s/LAWRENCE J.GOLDSTEIN
----------------------------------------
Lawrence J. Goldstein, President


SMP ASSET MANAGEMENT, LLC

By: /s/LAWRENCE J. GOLDSTEIN
----------------------------------------
Lawrence J. Goldstein, President


SANTA MONICA PARTNERS ASSET MANAGEMENT, LLC

By: /s/LAWRENCE J. GOLDSTEIN
----------------------------------------
Lawrence J. Goldstein, President


/s/LAWRENCE J. GOLDSTEIN
--------------------------------------
Lawrence J. Goldstein



Exhibit 1:

SANTA MONICA PARTNERS, L.P.
Our 25th Anniversary
1982-2007
1865 Palmer Avenue
Larchmont   New York   10538
Tel. 914.833.0875
Fax 914.833.1068
www.smplp.com

Lawrence J. Goldstein
Joshua M. Eudowe



April 2, 2007

Warwick Valley Telephone Company Board of Directors
Ms. Kelly C. Bloss
Mr. Robert J. DeValentino
Mr. Joseph J. Morrow
Mr. Jeffrey D. Alario
Mr. Douglas J. Mello
Mr. Wisner H. Buckbee
Mr. Philip S. Demarest
Mr. Herbert Gareiss
Mr. Thomas H. Gray

Mr. Joseph J. Morrow, Member, Board of Directors
Warwick Valley Telephone Company
C/O Morrow & Company, Inc.
470 West Avenue
Stamford, CT 06902

Dear Joe:

I got to wondering.

The Board of Directors of Warwick Valley Telephone
Company (WWVY) has for years supported all of our most recent CEO, Herb Gareiss,? wonderful plans, each and every one of his myriad of very optimistic prognostications, and each item on his laundry lists of expectations of things to come which he told to shareholders in each of his speeches at the Annual
Meetings in November 2005 and in April 2006. He even repeatedly spelled out all of his plans and promises in written form in numerous 8-K filings made with the SEC.

In light of all of the overwhelming optimistic reports issued by our CEO which were all fully supported, in rubber-stamped ?me too? fashion by each of the other eight members of the board, and given the fact that the WWVY stock price has now fallen from $34 in 2003 to another new low of $15 today, why is it that not one single key employee, or one executive, and not a so much as a single Director has purchased any shares of stock in WWVY in many YEARS?

Moreover, how come three Directors, Kelly C. Bloss,
Interim CEO Thomas A. Gray and Douglas J, Mello haven?t ever even purchased so much as a single share and the others haven?t bought any shares in years?

Shareholders are supposed to have confidence in THIS nine person Board and the management. And yet this group of insiders hasn?t had enough confidence to put a single red cent where their mouths and full support have been. How come?

How do you explain this?

How come a third of the Board members have never even chosen to align themselves to share in the wondrous future they allowed Mr. Gareiss to paint for shareholders? Or was that they preferred to avoid the pain they were inflicting on long suffering shareholders?

To refresh your minds, I have included the shareholdings and purchase and sale activity history of present and recently resigned directors is in the table below.

What is the explanation for this uniform unwillingness to for any of you to spend any of your own hard earned money to buy WWVY stock?

We eagerly await your answers.


Sincerely

Lawrence J. Goldstein


WARWICK VALLEY TELEPHONE COMPANY INSIDERS PURCHASES
AND OWNERSHIP OF COMMON STOCK  AS OF MARCH 2007

Summary

1-NO OFFICER OWNS ANY SHARES OF WARWICK VALLEY
TELEPHONE COMPANY

2-THREE OF THE NINE MEMBERS OF THE BOARD OF DIRECTORS
OWN NO SHARES

3-FOUR DIRECTORS LAST PURCHASED SHARE 3 YEARS AGO IN
2004.

4-TWO PURCHASED SHARES 2 YEARS AGO IN 2005,
5-THREE DIRECTORS HAVE NEVER BOUGHT ANY SHARES

WARWICK VALLLEY TELEPHONE COMPANY has three corporate
Officers Today.

    * NONE have EVER purchased any shares and none own any shares

There are NINE Directors On The Board of Directors.

    * Three Board members have never purchased any shares and own no shares

  * One director owns no shares directly

   * One Director owns 2,400 shares, one owns 3,000 shares and one owns 6,000 shares

   * Four Directors have not purchased any shares since 2004

WARWICK VALLLEY TELEPHONE COMPANY OFFICER AND BOARD
MEMBERS PURCHASE OF SHARES AND HOLDINGS AS OF MARCH
2007

CORPORATE OFFICERS SHAREHOLDINGS

NAME	SHARES OWNED	DATE AND # SHARES OF
LAST PURCHASE

Thomas A. Gray, CEO	NONE	NO SHARES EVER

Kenneth H Volz, CFO	NONE	NO SHARES EVER

Zigmund Nowicki,
Corporate Secretary	NONE	NO SHARES EVER
-----------------------------------------------------
TOTAL SHARES
PURCHASED BY OFFICERS	NONE


DIRECTOR SHAREHOLDINGS AND PURCHASES

NAME	SHARES	DATE AND # OF SHARES
	OWNED	OF LAST PURCHASE


Douglas J, Mello	NONE	NO SHARES EVER

Kelly C. Bloss	NONE	NO SHARES EVER

Robert DeValentino	2,400	MAY 5, 2005/500

Herb Gareiss, Jr *	25,026	DEC, 2, 2005 / 1,070
*All shares held in 401 K. NONE owned directly

Jeffrey D Alario	NONE	NO SHARES EVER
		AND RESIGNRD FROM BOARD

Thomas A. Gray CEO	NONE	NO SHARES EVER

Corrina Lewis	NONE	SOLD SHARES AND
		RESIGNRD FROM BOARD

Fred M. Knipp	NONE	SOLD SHARES
		AND RESIGNED FROM BOARD
Philip M. Demarest	25,298	SOLD 1,000 SHARES
		Dec 23, 2004

Joseph E.DeLuca	6,000	1,000 09/23/2004

Wisner H Buckbee Sr.	17,742	400 Dec 9, 2004

Joseph J. Morrow	3,000	NEVER Filed date
		or shares purchases
		Purchase(s) made on or
		prior to Dec 6, 2004



Exhibit 2:


Agreement of Joint Filing

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned persons hereby agrees to file with the Securities and Exchange Commission the Statement on Schedule 13D (the ?Statement?) to which this Agreement is attached as an exhibit, as well as any further amendments filed by them with respect to the shares of common stock of Warwick Valley Telephone Company, $.01 per value per share, and agree that the Statement is filed on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.


Dated: April 2, 2007

SANTA MONICA PARTNERS, L.P.
By: SMP ASSET MANAGEMENT LLC

By: -------------------------------
Lawrence J. Goldstein, President



Dated: April 2, 2007

SANTA MONICA PARTNERS OPPORTUNITY FUND, L.P.
By: SANTA MONICA PARTNERS ASSET MANAGEMENT LLC

By: -------------------------------
Lawrence J. Goldstein, President



Dated: April 2, 2007

SANTA MONICA PARTNERS II, L.P.
By: SANTA MONICA PARTNERS ASSET MANAGEMENT LLC

By: -------------------------------
Lawrence J. Goldstein, President